Exhibit (a)(1)(E)

TO:	[Employee]
FROM:	JDSUOptionExchange@jdsu.com
SUBJECT:	Subject: Exchange Program deadline approaching
DATE:	October 25, 2010

Dear JDSU Employee:

This notice is to remind you that the deadline of November 5, 2010 (11:59 p.m., Pacific Time) for you to elect to participate in the JDSU Option Exchange (the “Exchange Program”) is approaching. If you wish to participate in the Exchange Program to tender your eligible options, you must log into the following website and follow the directions listed: https://JDSU.equitybenefits.com.

We show that you have not yet elected to tender one or more of your eligible option grants pursuant to this Exchange Program.

Your participation in the Exchange Program is completely voluntary. You are not obligated to participate in the Exchange Program, and if you do not complete and submit all the requisite paperwork by the deadline referred to above, any eligible options you hold will remain subject to their present terms. Questions about the Exchange Program process, or requests for assistance or additional copies of any materials should be made by email to JDSUQuestions@sos-team.com or by calling 1-(408) 754-4650.

After the Exchange Program ends, you cannot change your election and the last properly submitted election that we received from you before the deadline will be considered your sole valid election.

Key legal disclosure

You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside tax, financial and legal advisors before you make any decisions regarding participating in the Exchange Program. Participating in the Exchange Program involves risks that will be discussed in the materials you will be provided. No one from JDSU or any other entity associated with JDSU is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

This email message, including any attachment(s), is for the sole use of the intended recipient(s) and may contain confidential information. Any unauthorized review, use, disclosure or distribution is strictly prohibited. If you are not the intended recipient, please immediately contact the sender by email.